

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2018

Rory J. Cutaia
Chief Executive Officer
nFusz, Inc.
344 S. Hauser Blvd., Suite 414
Los Angeles, CA 90036

> **Re: nFusz, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 14, 2018**
> **File No. 000-55314**

Dear Mr. Cutaia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Randolf W. Katz